SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH FEBRUARY 16, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	February 16, 2007

TAM incorporates second MD-11 into its fleet and
begins offering 21 weekly flights to Paris

Aircraft will be used until the Company receives the new Boeing 777-300ER

São Paulo, February 16, 2007 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM) yesterday incorporated its second MD-11 aircraft into its fleet. The aircraft will be used on flights to Paris jointly with the Airbus A330. With this, the Company will operate the 21 weekly flights authorized to the French city in the bilateral agreement, with two daily flights from São Paulo (Guarulhos International Airport) and one directly from Rio de Janeiro (Galeão International Airport). One of these flights to Paris stops in Recife once a week to serve passengers from North and Northeast Brazil.

The MD-11 is triple-class and can transport 279 passengers. The new aircraft brings TAM's total fleet to 99 aircraft. The Company expects its fleet to have 109 airplanes by the end of 2007.

The MD-11 will be used on TAM's long-haul international routes until the delivery of four new Boeing 777-300ER expected in 2008 in accordance with contract terms, which also include an additional four options. TAM will receive another MD-11 in the first quarter of 2007 and be able to operate the new route to Milan as of March 30.

TAM's fleet plan has contracts that foresee the further acquisition of 56 Airbus aircraft to be delivered by 2010. The contracts include the option of an additional 20 aircraft. TAM's strategic plan foresees an operational fleet of 132 Airbus aircraft by the end of 2010.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 47.2% domestic market share and 58.7% international market share at the end of January 2007. TAM operates regular flights to 48 destinations throughout Brazil. It serves 72 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.5 million subscribers and has awarded more than 4 million tickets.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.